UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Clark/Bardes Holdings, Inc.
________________________________________
(Name of Issuer)

Common Stock
________________________________________
(Title of Class of Securities)

180668105
_________________________
(CUSIP Number)

July 2, 2001
________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X] Rule 13d-1(b)

	[ ] Rule 13d-1(c)

	[ ] Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	MetLife, Inc.
	(I.R.S. NO. 13-4075851)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			555,600
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						555,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				555,600

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		4.4%

12.	TYPE OF REPORTING PERSON
	HC



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Metropolitan Life Insurance Company
	(I.R.S. NO. 13-5581829)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			555,600
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						555,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				555,600

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    	 CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		4.4%

12.	TYPE OF REPORTING PERSON
	IC



1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	GenAmerica Financial Corporation
	(I.R.S. NO. 43-1779470)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Missouri corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			555,600
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						555,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				555,600

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		4.4%

12.	TYPE OF REPORTING PERSON
	HC, CO







1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	General American Life Insurance Company
	(I.R.S. NO. 43-0285930)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Missouri corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			555,600
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						555,600
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				555,600

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		4.4%

12.	TYPE OF REPORTING PERSON
	HC, IC, CO







1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	GenAm Holding Company
	(I.R.S. NO. 43-1872679)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				-0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0%

12.	TYPE OF REPORTING PERSON
	HC, CO







1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Metropolitan Tower Corp.
	(I.R.S. NO. 22-2094447)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				-0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0%

12.	TYPE OF REPORTING PERSON
	HC







1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	MetLife CC Holding Company
	(I.R.S. NO. 13-4106332)

2.	Check the Appropriate Box if a Member of a Group
	(a)  [   ]  Not applicable
	(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A Delaware corporation

				5.	SOLE VOTING POWER
						-0-
	NUMBER OF
	SHARES			6.	SHARED VOTING POWER
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			-0-

				8.	SHARED DISPOSITIVE POWER
						-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				-0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     	CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0%

12.	TYPE OF REPORTING PERSON
	HC







Item 1
(a).  Name of Issuer
	Clark/Bardes Holdings, Inc.

(b).  Address of Issuer's Principal Executive Offices:
	102 S Wynstone Park Drive, Suite 200
	North Barrington, IL 60610

Item 2
(a).  Name of Person(s) Filing
	MetLife, Inc. ("MetLife")
	By: Gwenn L. Carr, Vice-President and Secretary

	Metropolitan Life Insurance Company ("MLIC")
	By: Dorothy L. Murray, Assistant Vice-President

	GenAmerica Financial Corporation ("GenAm")
	By: Matthew P. McCauley, Vice-President

	General American Life Insurance Company ("GALIC")
	By: Matthew P. McCauley, Vice-President

	GenAm Holding Company ("GHC")
	By: Matthew P. McCauley, Vice-President

	Metropolitan Tower Corp. ("MetTower")
	By: Joseph J. Massimo, Controller

	MetLife CC Holding Company ("Met CC")
	By: Hugh G. McCrory Jr., Vice-President and Secretary

(b).  Address of Principal Business Office
	For: MetLife, MLIC, MetTower and Met CC
	One Madison Avenue
	New York, New York 10010-3690

	For: GenAm, GALIC and GHC
	700 Market Street
	St. Louis, Missouri 63101

(c).  Citizenship
	MetLife, GHC, MetTower and Met CC are Delaware corporations.

	MLIC is a New York corporation.

	GenAm and GALIC are Missouri corporations.



(d).  Title of Class of Securities
	Common Stock ("Common Stock")

(e).  CUSIP Number
	180668105


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) [ ]   Broker or dealer registered under section 15 of
               the Act (15 U.S.C.78o);
     (b) [ ]   Bank as defined in section 3(a)(6) of the Act (15
               U.S.C. 78c);
     (c) [X]   Insurance company as defined in section 3(a)(19)
               of the Act (15 U.S.C. 78c);*
     (d) [ ]   Investment company registered under section 8 of
          the Investment Company Act of 1940 (15 U.S.C.
          80a-8);
     (e) [ ]   An investment adviser in accordance with section
          240.13d-1(b)(1)(ii)(E);
     (f) [ ]   An employee benefit plan or endowment fund in
          Accordance with section 240.13d-1(b)(1)(ii)(F);
     (g) [X]   A parent holding company or control person in
          accordance with section 240.13d-1(b)(1)(ii)(G);*
     (h) [ ]   A savings association as defined in section 3(b)
               of the Federal Deposit Insurance Act (12 U.S.C.
               1813);
     (I) [ ]   A church plan that is excluded from the definition
          of an investment company under section 3(c)(14)
          of the Investment Company Act of 1940 (15 U.S.C.
          80a-3); or
     (j) [ ]   Group, in accordance with section 240.13d-1(b)(1)
          (ii)(J).

* See Item 7



Item	 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:
		MetLife						555,600
		MLIC						555,600
		GenAm						555,600
		GALIC						555,600
		GHC						-0-
		MetTower					-0-
		Met CC						-0-

(b) Percent of Class:
		MetLife						4.4%
		MLIC						4.4%
		GenAm						4.4%
		GALIC						4.4%
		GHC						0%
		MetTower					0%
		Met CC						0%

	(c)	Number of shares as to which such person has

		(i)	sole power to vote or to direct the
			vote:
			MetLife						-0-
			MLIC						-0-
			GenAm						-0-
			GALIC						-0-
			GHC						-0-
			MetTower					-0-
			Met CC						-0-

(ii)	shared power to vote or to direct the
			vote:
			MetLife						555,600
			MLIC						555,600
			GenAm						555,600
			GALIC						555,600
			GHC						-0-
			MetTower					-0-
			Met CC						-0-


(iii)sole power to dispose or to direct the
			disposition of:
			MetLife						-0-
			MLIC						-0-
			GenAm						-0-
			GALIC						-0-
			GHC						-0-
			MetTower					-0-
			Met CC						-0-

		(iv)	shared power to dispose or to direct
			the disposition of:
			MetLife						555,600
			MLIC						555,600
			GenAm						555,600
			GALIC						555,600
			GHC						-0-
			MetTower					-0-
			Met CC						-0-

By virtue of the relationships described in Item 2(a), MetLife, MLIC, and GenAm may be deemed to beneficially own all of the shares of Common Stock beneficially owned by GALIC.


Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

On July 2, 2001 MetLife sold its entire interest in one of its subsidiaries. As a result of this sale, MetLife, MLIC, GenAm, and GALIC each disposed of 1,000,000 shares of the Common Stock and GHC, MetTower, and Met CC each disposed of their entire interest in the Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of
          Another Person: (NOT APPLICABLE.)


Item 7.	Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          See Exhibit A


Item 8.	Identification and Classification of Members of the
          Group: (NOT APPLICABLE.)


Item 9.	Notice of Dissolution of Group: (NOT APPLICABLE.)


Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and were held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         July 24, 2001

MetLife, Inc.

By:        /S/Gwenn L. Carr
       Title: Vice-President and Secretary


Metropolitan Life Insurance Company

By:        /S/Dorothy L. Murray
       Title: Assistant Vice-President


GenAmerica Financial Corporation

By:        /S/Matthew P. McCauley
       Title: Vice-President



General American Life Insurance Company

By:        /S/Matthew P. McCauley
       Title: Vice-President


GenAm Holding Company

By:        /S/Matthew P. McCauley
       Title: Vice-President


Metropolitan Tower Corp.

By:        /S/Joseph J. Massimo
       Title: Controller


MetLife CC Holding Company

By:        /S/Hugh G. McCrory Jr.
       Title: Vice-President and Secretary



Exhibit Index
Exhibit A:	Identification and Classification of the Subsidiary
		which Acquired the Security Being Reported on by the
		Parent's Holding Company
Exhibit B:	Joint Filing Agreement under Rule 13d-1(k)(1)


Exhibit A:	Identification and Classification of the Subsidiary
		which Acquired the Security Being Reported on by the Parent's Holding Company

MetLife is a parent holding company that is filing this statement pursuant to Rule 13d-1(b)(1)(ii)(G). MLIC, a wholly-owned subsidiary of MetLife, is an insurance company as defined in
Section 3(a)(19) of the Act (15 U.S.C. 78c).

GenAm, GALIC, GHC, MetTower and Met CC are each parent holding companies or control persons in the holding company structure and are each ultimately wholly-owned by MetLife through MLIC.



Exhibit B:	Joint Filing Agreement under Rule 13d-1(k)(1)


In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Clark/Bardes Holdings, Inc., and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof the undersigned hereby execute this Agreement this 24th day of July, 2001.


					MetLife, Inc.

					By: /S/Gwenn L. Carr
					Title: Vice-President and
						  Secretary


					Metropolitan Life Insurance
					Company

					By: /S/Dorothy L. Murray
					Title: Assistant Vice-
						President


					GenAmerica Financial
					Corporation

					By: /S/Matthew P. McCauley
					Title: Vice-President



					General American Life Insurance
					Company

					By: /S/Matthew P. McCauley
					Title: Vice-President


					GenAm Holding Company

					By: /S/Matthew P. McCauley
					Title: Vice-President


					Metropolitan Tower Corp.

					By: /s/Joseph J.Massimo
					Title: Controller


					MetLife CC Holding Company

					By: /S/Hugh G. McCrory Jr.
					Title: Vice-President and
						Secretary

SCHEDULE 13G		CUSIP No.  180668105
				   180668105